Exhibit 99.1

Galena Biopharma Enters into Merger Agreement with SELLAS Life Sciences Group

●	Merger to create a late-stage, NASDAQ-listed company focused on developing novel immune therapies for various types of cancer

●	SELLAS’ lead asset, galinpepimut-S (GPS), is a Wilm’s Tumor 1 (WT1)-targeting peptide-based immunotherapeutic being developed as a monotherapy and in combination with checkpoint inhibitors in multiple tumor settings

●	Combined company pipeline includes a Phase 3 ready program to treat acute myeloid leukemia (AML), and multiple early- and mid-stage clinical trials in several other cancers

●	Webcast and conference call today at 5:00 a.m. P.T. / 8:00 a.m. E.T.

SAN RAMON, CA, HAMILTON, Bermuda, and NEW YORK, NY, August 8, 2017 – Galena Biopharma, Inc. (NASDAQ: GALE) and SELLAS Life Sciences Group Ltd, a privately-held, oncology-focused, clinical stage biopharmaceutical company, today jointly announced they have entered into an all stock definitive merger agreement under which SELLAS will merge into and become an indirect, wholly-owned subsidiary of Galena. The combined company will be renamed SELLAS Life Science Group, Inc. The merger will result in a combined company focused on the development of novel treatments for cancer.

The combined company will feature a late-stage pipeline led by novel immunotherapies targeting a broad range of indications in hematology and solid tumors. SELLAS licenses the rights to its lead asset, galinpepimut-S, (GPS), a novel WT1 antigen-targeting immunotherapy. GPS is initially being developed for the treatment of acute myeloid leukemia (AML) and is Phase 3-ready in this setting. SELLAS has also successfully completed a Phase 2 study of GPS in malignant pleural mesothelioma (MPM) and its end-of-Phase 2 meetings with the U.S. Food and Drug Administration (FDA) for GPS in both indications. For both AML and MPM, SELLAS has been granted orphan drug designation from the FDA and the European Medicines Agency (EMA) and been given FDA fast track status. In addition, SELLAS is currently conducting two Phase 2 trials of GPS in multiple myeloma, as well as a combination trial in ovarian cancer with nivolumab (OPDIVO®; Bristol-Myers Squibb), and is currently preparing for additional combination trials for GPS in combination with another checkpoint inhibitor. Galena’s lead immunotherapy program, NeuVax™ (nelipepimut-S), is currently in three, Phase 2, investigator-sponsored clinical trials in breast cancer, and these trials will remain ongoing. Galena’s other development programs, GALE-401, a controlled release version of anagrelide that is Phase 3-ready, and GALE-301/GALE-302, an earlier stage cancer immunotherapy program targeting folate binding protein, are currently being evaluated for potential internal development or strategic partnership.

“This transaction with Galena is an important step for SELLAS and the advancement of our lead product candidate, GPS, through important development milestones,” said Dr. Angelos Stergiou, SELLAS’s Chief Executive Officer. “We believe GPS has the potential to benefit a wide range of cancer patients and become an important piece of the cancer immunotherapy treatment landscape as both a monotherapy and in combination with other agents, particularly checkpoint inhibitors. NeuVax strengthens our platform and may provide important value inflections as the clinical trials progress. The combined pipeline, with significant near term milestones, creates multiple development and partnering opportunities to create value as these programs evolve.”

Stephen F. Ghiglieri, Galena’s Interim Chief Executive Officer and Chief Financial Officer, added, “Following a thorough review of strategic alternatives and extensive search for a merger partner, we selected SELLAS due to the depth of their cancer immunotherapy pipeline which is clearly complimentary to Galena’s development programs. In evaluating many alternatives, SELLAS stood out in terms of its vision, strategic alignment with Galena’s cancer immunotherapy programs, and near term opportunity for value creation for our shareholders. We are encouraged by the GPS data generated to date and the potential advancement of that program into clinical trials in several indications. I, and our board of directors, believe that patients and our shareholders have the opportunity to benefit greatly from the clinical development efforts that the combined companies will undertake.”

About the Proposed Transaction

On January 31, 2017, Galena announced the initiation of a process to explore a range of strategic alternatives focused on maximizing shareholder value. After a thorough review of available alternatives, and extensive diligence and negotiation with SELLAS, Galena’s board of directors unanimously approved to enter into a definitive merger agreement with SELLAS.

Under the terms of the merger agreement, existing SELLAS shareholders will receive newly issued shares of Galena common stock. On a pro forma basis, assuming completion of the proposed merger, Galena stock and warrant holders are expected to own approximately 32.5%, and SELLAS shareholders will own approximately 67.5% of the combined company.

The transaction has also been unanimously approved by the SELLAS board of directors and a majority of SELLAS shareholders have agreed to vote in favor of the transaction. The proposed merger is expected to close in the fourth quarter of 2017, subject to the approval of Galena stockholders and other customary closing conditions.

Galena’s financial advisor for the transaction is Canaccord Genuity Inc. and Galena’s legal counsel are Paul Hastings LLP and BeesMont Law Limited. SELLAS’ financial advisor for the transaction is Guggenheim Securities, and SELLAS’ legal counsels are Cooley LLP and Conyers Dill & Pearman.

Management and Organization

Angelos M. Stergiou, MD, SCD h.c., Chief Executive Officer of SELLAS will become the Chief Executive Officer of the combined company. Upon completion of the merger, Galena’s board of directors will resign, and a new board of directors will be constituted consisting of seven members that will include five representatives appointed by SELLAS, two of whom will be independent directors, and two representatives designated by Galena subject to SELLAS’ approval. SELLAS’ management team will manage the combined company.

Upon closing of the transaction, the name of the combined company will become SELLAS Life Sciences Group, Inc. and shares of the combined are expected to continue trading on the NASDAQ Capital Market under a new ticker symbol, SLS.

Conference Call & Webcast

Galena and SELLAS will host a webcast and conference call today at 5:00 a.m. P.T./8:00 a.m. E.T. to discuss the proposed transaction. The live webcast will include slides and can be accessed on Galena’s website under the Investors section/Events and Presentations: https://investors.galenabiopharma.com/investors/events-and-presentations/default.aspx.

The conference call can be accessed by dialing (844) 825-4413 toll-free in the U.S., or (973) 638-3403 for participants outside the U.S. The Conference ID number is: 66342165. The archived webcast replay will be available on Galena’s website until the closing of the transaction.

About SELLAS Lead Product Candidate Galinpepimut-S

Galinpepimut-S is a WT1 antigen-targeting immunotherapy. The WT1 antigen is one of the most widely expressed cancer antigens in multiple malignances. Galinpepimut-S is a multi-peptide product with heteroclitic-modifications that enhance the immunity and duration of the immune response against the WT1 antigen independent of a patient’s underlying genetics (HLA types) and elicits CD4 and CD8 immune responses with clinical efficacy and favorable safety profile.

About SELLAS Life Sciences Group

SELLAS Life Sciences Group Ltd is a late-stage biopharmaceutical company focused on the development of novel cancer immunotherapies and therapeutics for a broad range of cancer indications. SELLAS’ lead product candidate, galinpepimut-S, is a cancer immunotherapeutic agent licensed from Memorial Sloan Kettering Cancer Center that targets a broad spectrum of hematologic cancers and solid tumor indications. Galinpepimut-S is expected to enter pivotal, Phase 3 clinical trials in patients with AML and is also in various development phases in multiple myeloma and ovarian cancer, and additional indications are expected as a monotherapy or in combination with other immuno-oncology agents. SELLAS recently received orphan drug designations from the FDA, as well as the EMA, for galinpepimut-S in AML and MPM; as well as fast track designation for AML and MPM from the FDA.

SELLAS was founded in 2012 and is currently headquartered in Hamilton, Bermuda, with additional operating offices in New York City, NY.

For more information on SELLAS, please visit www.sellaslifesciences.com.

About Galena Biopharma

Galena Biopharma, Inc. is a biopharmaceutical company developing hematology and oncology therapeutics that address unmet medical needs. Galena’s pipeline consists of multiple mid-to-late-stage clinical assets led by its hematology asset, GALE-401, and its novel cancer immunotherapy programs including NeuVax™ (nelipepimut-S) and GALE-301/GALE-302. For more information, visit www.galenabiopharma.com.

Safe Harbor Statements

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Galena Biopharma, Inc. and SELLAS Life Sciences Group Ltd intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a proxy statement /prospectus / information statement. Galena and SELLAS will mail the final proxy statement / prospectus / information statement to their respective stockholders. Investors and stockholders of Galena and SELLAS are urged to read these materials when they become available because they will contain important information about Galena, SELLAS and the proposed merger. The proxy statement /prospectus / information statement and other relevant materials (when they become available), and any other documents filed by Galena with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, copies of the documents filed with the SEC by Galena will be available free of charge on the Company’s website at www.galenabiopharma.com (under “Investors” – “Financials”) or by directing a written request to: Galena Biopharma, Inc., 2000 Crow Canyon Place, Suite 380, San Ramon, CA 94583, Attention: Investor Relations or by email to: ir@galenabiopharma.com. Investors and stockholders are urged to read the proxy statement / prospectus / information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Galena and its directors and executive officers and SELLAS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Galena in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the proxy statement / prospectus / information statement referred to above. Additional information regarding the directors and executive officers of Galena is also included in Galena Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for Galena’s 2017 Annual Meeting of Stockholders. These documents are available free of charge at the SEC website (www.sec.gov), the Investors section of Galena Biopharma’s website at the address above, and from Investor Relations at Galena at the mailing address described above.

Forward Looking Statements

This Press Release contains statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward looking nature identify forward-looking statements for purposes of the federal securities laws and otherwise. Forward-looking statements are neither historical facts nor assurances of future performance.

All statements, other than statements of historical facts, included in this release regarding strategy, future operations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the proposed merger; the combined company’s listing on the NASDAQ Capital Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the combined company’s ability to successfully initiate and complete clinical trials; anticipated milestones; the nature, strategy and focus of the combined company; the development and commercial potential of any product candidates of the combined company; the executive and board structure of the combined company; and expectations regarding voting by Galena’s and SELLAS’ stockholders. The combined company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by Galena and SELLAS, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements, the fact that the results of earlier studies and trials may not be predictive of future clinical trial results, the protection and market exclusivity provided by SELLAS’ intellectual property, risks related to the drug discovery and the regulatory approval process and the impact of competitive products and technological changes. Additional risks and uncertainties relating to Galena and its business can be found under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including in Galena’s Annual Report on Form 10-K, filed with the SEC on March 15, 2017 and the Quarterly Report on Form 10-Q, filed with the SEC on May 10, 2017 and in subsequently filed Form 10-Qs. Galena and SELLAS each disclaim any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

OPDIVO® is a trademark of Bristol-Myers Squibb Company.

NeuVax is a trademark of Galena Biopharma, Inc.

Contact:

Sellas Life Sciences Group

David Moser, JD

(201) 394-4523

info@sellaslife.com

Galena Biopharma, Inc.

Remy Bernarda

SVP, Investor Relations & Corporate Communications

(925) 498-7709

ir@galenabiopharma.com

Source: Galena Biopharma, Inc.